[redacted]

11018697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH, D.C.

SEC FILE NUMBER
8- 10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Manhattan Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem 212-756-3155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2010, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Neal K. Ste

Signature

Senior Managing Director

Title

Laura B. Marino

Notary Public

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2013

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3,
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

First Manhattan Co.

Consolidated Financial Statements
and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the "Company") as of December 31, 2010, and the related consolidated statements of income, changes in net worth, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Manhattan Co. at December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2011

First Manhattan Co.
Consolidated Statement of Financial Condition
December 31, 2010
($ in thousands)

Assets of First Manhattan Co.		
Cash in banks	$	1,665
Cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers		2,445
Receivable from clearing broker, net		964
Investment advisory fees receivable		1,830
Investments in U.S. Government securities owned by the Company, at market value		25,015
Other marketable securities		12,880
Secured demand notes receivable, fully collateralized		8,728
Furniture, fixtures and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,657		352
Other assets		1,407
		55,286
Assets of consolidated investment entities		
Investments in readily marketable securities at market value (cost $366,244)		424,410
Investments in non readily marketable securities (cost $28,062)		14,948
Due from brokers, net		88,069
Option contracts purchased, at fair value (cost $3,768)		4,685
Other assets		1,110
		533,222
Total assets	$	588,508
Liabilities and net worth		
Liabilities of First Manhattan Co.		
Accounts payable and accrued expenses	$	7,054
Secured demand notes		8,728
		15,782
Liabilities of consolidated investment entities		
Securities sold short, at market value (proceeds $50,815)		57,778
Redemptions payable to non controlling interest holders		16,535
Option contracts written, at fair value (proceeds $2,609)		1,250
Unrealized loss on forward currency contracts		1,588
Accounts payable		256
		77,407
Total liabilities		93,189
Net worth		
Net worth attributable to First Manhattan Co.		43,250
Non controlling interests in consolidated investment entities		452,069
Total net worth		495,319
Total liabilities and net worth	$	588,508

See accompanying notes.

First Manhattan Co.
Consolidated Statement of Income
Year Ended December 31, 2010
($ in thousands)

Revenues of First Manhattan Co.		
Commissions	$	7,557
Investment advisory fees		87,260
Other		225
		95,042
Expenses of First Manhattan Co.		
Employee related		25,026
Brokerage and clearing fees		1,907
Communications		1,360
Professional fees		1,371
Occupancy and equipment rental		3,134
Unincorporated business tax		2,635
Other		2,901
		38,334
Other expenses		
Salaries paid to partners		4,500
Interest on capital		301
		4,801
Income (loss) from consolidated investment entities		
Realized (loss) on sale of investments		(2,775)
Change in unrealized gain on investments		11,149
Dividends		5,119
Interest		435
Other expenses		(1,379)
Total income from consolidated investment entities		12,549
Net income	$	64,456
Net income attributable to non controlling interests in consolidated investment entities	$	5,578
Net income attributable to First Manhattan Co.	$	58,878

See accompanying notes.

First Manhattan Co.

Consolidated Statement of Changes in Net Worth

Year Ended December 31, 2010

($ in thousands)

	First Manhattan Co.	Non Controlling Interests in Consolidated Investment Entities	Total Net Worth
Balance at beginning of year	$ 36,286	$ 474,346	$ 510,632
Net income	58,878	5,578	64,456
Distributions during the year	(52,832)	(44,643)	(97,475)
Contributions during the year	-	16,788	16,788
Net decrease to secured demand notes	(85)	-	(85)
Net increase in partners' contributed capital	1,003	-	1,003
Balance at end of year	$ 43,250	$ 452,069	$ 495,319

See accompanying notes.

First Manhattan Co.

Consolidated Statement of Changes in Liabilities
Subordinated to Claims of Creditors

Year Ended December 31, 2010
($ in thousands)

Balance at beginning of year	$	8,813
Repayment of secured demand notes		(469)
Secured demand notes executed during the year		384
Balance at end of year	$	8,728

See accompanying notes.

First Manhattan Co.
Consolidated Statement of Cash Flows
Year Ended December 31, 2010
($ in thousands)

Operating activities:	
Net income	$ 64,456
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	322
Realized loss on sale of securities	2,775
Unrealized gain from investment in securities	(11,149)
Changes in assets and liabilities:	
Increase in cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers	(3)
Decrease in receivable from clearing broker, net	1,996
Increase in investment advisory fees receivable	(48)
Increase in investments owned by the Company	(7,765)
Decrease in other assets	272
Increase in accounts payable and accrued expenses	43
Purchase of securities	(508,465)
Sale of securities	584,934
Increase in due from brokers, net	(57,387)
Net cash provided by operating activities	69,981
Financing activities:	
Distributions during the year	(52,832)
Decrease to partners' contributed capital, net	(85)
Non controlling interests in investment entities – contributions	15,611
Non controlling interests in investment entities – withdrawals	(32,386)
Net cash used in financing activities	(69,692)
Investing activities:	
Purchase of furniture, fixtures and leasehold improvements	(105)
Net cash used in investing activities	(105)
Net increase in cash	184
Cash at beginning of year	1,481
Cash at end of year	$ 1,665
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 676
Cash paid during the year for taxes	$ 2,759

See accompanying notes.

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated financial statements include the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's consolidated financial statements reflect the assets, liabilities, revenues, expenses, and cash flows of FMC and the Investment Entities on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in consolidated Investment Entities in the consolidated financial statements. Investments of $299 by FMC in the Investment Entities have been eliminated in consolidation. Investment advisory fees receivable from the Investment Entities of $3,447 have been eliminated in consolidation. The investment advisory fees and commissions earned by FMC from the Investment Entities of $6,971 are eliminated in consolidation; however, FMC's allocated share of net income from these Investment Entities is increased by the amount of these eliminated amounts. Accordingly, the consolidation of the Investment Entities has no effect on FMC's net income or net worth.

($ in thousands)

1. Organization and Consolidation Policy (continued)

Non controlling interests in certain consolidated Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2010, $13,585 is currently subject to withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non controlling investors on a current basis, they are classified as redemptions payable in the consolidated statement of financial condition.

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15 *Retention of Specialized Accounting for Investments in Consolidation.* Accordingly, the Company reports the investments of the Investment Entities on the consolidated statement of financial condition at their estimated fair value, with unrealized gains and losses resulting from changes in fair value reflected as a component of net income (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the general partner of, and/or the investment advisor to, two Investment Entities not included in the consolidated financial statements, which were organized by the Company and in which the Company does not have an investment. For the year ended December 31, 2010, 2% of investment advisory revenues, 2% of commission income and 24% of investment advisory fees receivable were attributable to these two Investment Entities.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company records all transactions, including related revenues, on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in consolidated Investment Entities, have a fair value of $14,948 at December 31, 2010 in accordance with management's estimates and assumptions. Investment advisory fees are recognized as earned.

2. Significant Accounting Policies (continued)

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the consolidated statement of financial condition.

Realized gains and losses from sales of investments by the Investment Entities are computed using the specific identification basis.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. Dollars at the closing rates of exchange at December 31, 2010. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction. Net gains and losses from foreign exchange currency transactions are included in realized gain on sale of investments and unrealized gain on investments in the consolidated statement of income.

Dividends received by Investment Entities are recorded on the ex-dividend date and interest is recorded on the accrual basis.

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

At December 31, 2010, the receivable from clearing broker, net represents cash maintained at Pershing, commissions receivable earned as an introducing broker for the transactions of its customers, net of clearing and related expenses, and interest receivable.

At December 31, 2010, due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying consolidated financial statements.

($ in thousands)

4. Taxes (continued)

The Company has determined that there are no uncertain tax positions at FMC or the consolidated Investment Entities.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2019) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $12,880, has also been contributed as capital by the limited partners.

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital, as defined, of approximately $31,364, which exceeded the minimum net capital requirement by approximately $31,114.

The Company's consolidated financial statements have been prepared on the basis of U.S. GAAP and certain financial statement classifications differ from classifications prescribed by the SEC's general instructions to Form X-17A-5. Under such general instructions, the non controlling interests in Investment Entities are classified as a liability on the consolidated Form X-17A-5. The Company's consolidated statement of financial condition includes such interests as a component of net worth. The remaining differences between the consolidated financial statements and the consolidated Form X-17A-5 relate to the elimination of intercompany balances. Total assets, liabilities and partners' capital on the Form X-17A-5 totaled $593,362, $550,112, and $43,250, as compared to $588,508, $93,189, and $495,319 in the consolidated statement of financial condition.

7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

($ in thousands)

7. Investments (continued)

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2010:

	FMC	
	Investments in U.S. Government Securities	Other Marketable Securities
Level 1	$ 27,454	$ 12,880
Level 2	-	-
Level 3	-	-
	$ 27,454	$ 12,880

	Investments Owned (Sold Short) by Consolidated Investment Entities		
Assets	**Marketable**	**Non Readily Marketable**	**Option Contracts**
Level 1	$ 418,966	$ -	$ -
Level 2	5,444	-	4,685
Level 3	-	14,948	-
	$ 424,410	$ 14,948	$ 4,685
Liabilities	**Securities Sold Short**	**Forward Currency Contracts**	**Option Contracts**
Level 1	$ 57,778	$ -	$ -
Level 2	-	1,588	1,250
Level 3	-	-	-
	$ 57,778	$ 1,588	$ 1,250

Investments in U.S. Government securities include securities on deposit in a special reserve bank account for the exclusive benefit of customers (market value $2,439) and investments in U.S. Government securities (market value $25,015).

Marketable investments owned and securities sold short by consolidated Investment Entities are valued at quoted prices in active markets for identical instruments.

Forward currency and option contracts have been valued at fair value based on observable inputs.

Non readily marketable investments are valued based on valuation techniques using publicly available prices and operating performance metrics of similar companies.

7. Investments (continued)

The table below reconciles investments owned by consolidated Investment Entities in which significant unobservable inputs (Level 3) were used in determining fair value:

	Investments in Non Readily Marketable Securities
Balance, January 1, 2010	$ 12,577
Change in unrealized (depreciation)	(248)
Net purchases	2,619
Balance, December 31, 2010	$ 14,948

All unrealized losses are attributable to investments held by consolidated Investment Entities on December 31, 2010, and are included in unrealized gain on investments on the consolidated statement of income.

($ in thousands)

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the consolidated Investment Entities as of December 31, 2010:

	Shares/ Principal	Market Value	Percent of Net Assets
Investments in readily marketable securities:			
Equity securities – healthcare			
United States:			
Other	8,552,219	$ 177,411	35.8%
Total United States (cost $142,467)			
Switzerland:			
Alcon Inc.	307,100	50,180	10.1%
Other	98,714	14,435	2.9%
Total Switzerland (cost $61,611)	405,814	64,615	13.0%
Japan:			
Mitsubishi Tanabe Pharma Corp.	3,015,700	50,581	10.2%
Nippon Shinyaku	1,879,400	26,717	5.4%
Other	245,400	4,791	1.0%
Total Japan (cost $57,642)	5,140,500	82,089	16.6%
United Kingdom:			
Other (cost $14,315)	1,089,986	14,304	2.9%
Spain			
Other (cost $6,032)	704,898	6,376	1.3%
Total healthcare equity securities (cost $282,067)	15,893,417	344,795	69.6%
Equity securities – banking			
United States:			
Other (cost $15,021)	1,952,125	10,576	2.1%
Total equity securities (cost $297,088)	17,845,542	$355,371	71.7%
Mutual fund			
United States:			
Other (cost $2,000)	183,486	1,976	0.4%
Total mutual fund (cost $2,000)	183,486	1,976	0.4%

($ in thousands)

8. Schedule of Investments (continued)

	Shares/ Principal	Market Value	Percent of Net Assets
Corporate bonds			
Switzerland:			
Other (cost $5,558)	5,427,000	$ `5,444	1.1%
Total corporate bonds (cost $5,558)	5,427,000	5,444	1.1%
United States Treasury Bills			
Treasury Bill due 04/21/2011 (cost $36,120)	36,150,000	36,136	7.3%
Treasury Bill due 06/09/2011 (cost $25,478)	25,500,000	25,483	5.1%
Total United States Treasury Bills (cost $61,598)	61,650,000	61,619	12.4%
Total investments in readily marketable securities (cost $366,244)		$ 424,410	85.6%

	Shares	Fair Value	Percent of Net Assets
Investments in non readily marketable securities:			
Equity securities – banking			
United States	3,314,623	$ 14,948	3.0%
Total investments in non readily marketable securities (cost $28,062)	3,314,623	$ 14,948	3.0%

	Fair Value	Percent of Net Assets
Option contracts purchased, at fair value:		
Option contracts purchased - Healthcare		
Call options purchased		
United States		
Other (cost $390)	$ 3,131	0.6%
Put options purchased		
United States		
Other (cost $1,847)	85	0.0%
United Kingdom		
Other (cost $1,531)	1,469	0.3%
Total option contracts purchased, at fair value (cost $3,768)	$ 4,685	0.9%

($ in thousands)

8. Schedule of Investments (continued)

	Market Value	Percent of NetAssets
Equity securities sold short:		
United States:		
Other (proceeds $36,934)	$ 46,587	9.4%
China:		
Other (proceeds $13,881)	11,191	2.2%
Total equity securities sold short (proceeds $50,815)	$ 57,778	11.6%

	Fair Value	Percent of NetAssets
Unrealized loss on forward currency contracts:		
13,835,670 Swiss Francs vs. $14,412 for settlement April 8, 2011	$ 399	0.1%
5,453,641,700 Japanese Yen vs. $66,201 for settlement April 8, 2011	1,097	0.2%
8,516,821 British Pound vs. $13,190 for settlement June 8, 2011	87	0.0%
3,257,557 Euro vs. $4,352 for settlement June 8, 2011	5	0.0%
Total unrealized loss on forward currency contracts	$ 1,588	0.3%

Option contracts written, at fair value		
Option contracts written - Healthcare		
Call options written		
Switzerland		
Other (proceeds $739)	$ 882	0.2%
United States		
Other (proceeds $682)	3	0.0%
Put options written		
United States		
Other (proceeds $794)	9	0.0%
United Kingdom		
Other (proceeds $394)	356	0.1%
Total option contracts written, at fair value (proceeds $2,609)	$ 1,250	0.3%

($ in thousands)

9. Derivative Contracts

In the normal course of business, the Investment Entities enter into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used as substitutes for securities in which the Investment Entities can invest to hedge portfolio investments or to generate income or gain to the Investment Entities. Derivatives are not accounted for as hedging instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including market, credit, liquidity and operational risks. Changes in the market value of these instruments subsequent to year-end may be in excess of amounts recognized in the Company's consolidated statement of financial condition. The Company manages the risks associated with its trading as part of its overall risk management policies.

Unrealized losses on forward currency contracts of $1,588 are included in the consolidated statement of financial condition at December 31, 2010. Net realized losses from forward currency transactions of $4,926 and the net change in unrealized loss on forward currency contracts of $2,750 are included in the consolidated statement of income at December 31, 2010.

Equity options contracts purchased and written, at fair values of $4,685 and $1,250, respectively, are included in the statement of consolidated financial condition at December 31, 2010. Net realized losses from options purchased and written of $3,616 are included in realized (loss) on sale of investments in the consolidated statement of income at December 31, 2010.

Notional amounts are an indicator of the volume of the Company's derivative activities. These amounts, along with the duration of the derivative instrument, are disclosed in the accompanying condensed schedule of investments. The amount outstanding at December 31, 2010 is a representation of the volume throughout the year.

10. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2010, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

($ in thousands)

11. Concentration of Credit Risk

The Company and its Investment Entities are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

12. Recent Accounting Developments

In January 2010, the FASB issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active markets for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurements hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).

The guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosure of the roll forward activities for Level 3 fair value measurements, which is effective for reporting periods beginning after December 15, 2010. The adoption of these changes did not have a material impact on the Company's consolidated financial statements.

13. Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, and has determined that no subsequent events have occurred that would require disclosure in the consolidated financial statements or accompanying notes.

Supplemental Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER FIRST MANHATTAN CO	as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 43,250,083	3480
2. Deduct: Ownership equity not allowable for Net Capital			(12,880,015)	3490
3. Total ownership equity qualified for Net Capital			30,370,068	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			8,728,125	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 39,098,193	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 7,336,480 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		270,000 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(7,606,480)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 31,491,713	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		112,167 [3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		15,994 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(128,161)	3740
10. Net Capital			$ 31,363,552	3750

OMIT PENNIES

There were no material differences between the above computation and the Firm's unaudited Form X-17 A-5, Part II filing as of December 31, 2010.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
FIRST MANHATTAN CO

as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 10 less 24)	$	31,113,552	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	0.00	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	0.00	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	31,063,552	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

There were no material differences between the above computation and the Firm's unaudited Form X-17 A-5, Part II filing as of December 31, 2010.

First Manhattan Co.

Nonallowable Assets

December 31, 2010
($ in thousands)

Investment advisory fees receivable	$	5,277
Investments in affiliates		583
Furniture, fixtures and leasehold improvements, net		352
Other assets		1,124
	$	7,336

Note: This schedule has been prepared on an unconsolidated basis (see Note 1).

There were no material differences between the above computation and the Company's unaudited Form X-17 A-5, Part II, as of December 31, 2010.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
FIRST MANHATTAN CO — as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

Item	Amount	Box	Total	Box
CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$	4480
22. Excess of total credits over total debits (line 11 less line 20)				4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			2,445,260	4510
25. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities				4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 2,439,404 [4525] value of qualified securities			$ 2,445,260	4530
27. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

There were no material differences between the above computation and the Firm's unaudited Form X-17 A-5, Part II filing as of December 31, 2010.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
FIRST MANHATTAN CO	as of	12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) . . . . $ ________ [4550]

B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained . . . . ________ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
________ [4335] ________ [4570]

D. (k) (3)-Exempted by order of the Commission . . . . ________ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ________ [4586]
   A. Number of items . . . . ________ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . ________ [4588]
   A. Number of items . . . . $ ________ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes ___X___ [4584] No ________ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

There were no material differences between the above computation and the Firm's unaudited Form X-17 A-5, Part II filing as of December 31, 2010.

Supplementary Report

Ernst & Young LLP
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Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Partners of
First Manhattan Co.

In planning and performing our audit of the consolidated financial statements of First Manhattan Co. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

Ernst & Young LLP

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CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

First Manhattan Co.
Year Ended December 31, 2010
With Report and Supplementary Report of Independent Registered Public Accounting Firm
(confidential pursuant to SEC Rule 17a-5(e)(3))

Ernst & Young LLP

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